Exhibit 4.18

AMENDMENT NO. 1

TO

SHAREHOLDERS’ AGREEMENT

This AMENDMENT NO. 1 TO SHAREHOLDERS’ AGREEMENT (Amendment), dated as of September 25, 2012, is entered into by and among MCE Cotai Investments Limited, a company incorporated in the Cayman Islands (MCE Cotai), New Cotai, LLC, a Delaware limited liability company (New Cotai), Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands (MCE), and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands (Company).

BACKGROUND

A.

MCE Cotai, New Cotai, MCE and the Company entered into a Shareholders’ Agreement, dated July 27, 2011 (Shareholders’ Agreement), which governs their relationship in connection with, and the conduct and operations of, the Company and its Subsidiaries;

B.

Pursuant to clause 17 of the Shareholders’ Agreement, MCE Cotai and New Cotai agreed to invest equity capital in the Company up to an aggregate amount of US$800 million (Original Capital Commitments), of which US$150 million has been funded by the Shareholders prior to the date of this Amendment;

C.

On 25 July, 2012, an amendment to the Land Grant was published in the Macau Official Gazette which provides, amongst other things, that the MSC Property must have a total gross floor area of at least 707,078 square meters (Minimum GFA Requirement) and be completed no later than the seventy-two month anniversary of the gazetting of the amended Land Grant;

D.

To facilitate the continued development, construction and funding of the MSC Property, the Shareholders have agreed, on the terms set forth herein, to commit to invest an additional US$350 million of equity capital in the Company;

E.	MCE and MCE Cotai have agreed to commit to invest the additional US$350 million equity capital, subject to the New Cotai Equity Option described herein, on the terms set out in this Amendment;

F.

MCE agrees, and will procure that the Group Companies agree, to provide certain information to New Cotai on request, and MCE must procure that the Group Company personnel cooperate and assist New Cotai, with any New Cotai Financing, on, and subject to, the terms of this Amendment; and

G.	This Amendment is being executed and delivered by the parties in accordance with clause 41.1 of the Shareholders’ Agreement.

AGREED TERMS

1.	Definitions

In this document:

(a)	New Cotai Financing means the issuance or sale of equity interests in New Cotai and/or one or more of its Affiliates and/or the arranging of loans or other borrowings by New Cotai or such Affiliates for the purposes of, or in connection with, raising funds to enable New Cotai to exercise the New Cotai Equity Option.

(b)	Option Period means the period commencing on the Project Financing Closing Date and ending on the six month anniversary thereof.

(c)	Project Financing Closing Date means the first date on which both the following are satisfied:

(i)	the Company has received, on a cumulative basis, signed commitment letters executed by the lead arrangers; and

(ii)	the proceeds from a high yield debt financing to be undertaken by the Company have been received into the high yield financing escrow account,

in each case for the financing of the development and construction of the MSC Property in an aggregate amount at least equal to US$2,200 million (such amount being prior to the payment of any underwriters’ fees and any other expenses or costs incurred by the Company in connection with such financing).

(d)	Specified Project Value means the sum of (x) US$1,560 million, plus (y) the aggregate amount funded from time to time pursuant to the MCE Follow On Commitment (whether funded by MCE Cotai or New Cotai).

All other capitalized terms used herein without definition shall have the respective meanings given to such terms in the Shareholders’ Agreement.

2.	MCE Follow On Commitment

(a)	MCE Cotai hereby agrees to purchase additional Securities up to a maximum aggregate amount equal to US$350 million (MCE Follow On Commitment). The Company must issue such Securities under clause 17 of the Shareholders’ Agreement pursuant to a valid Capital Call made in accordance with such clause, except:

(i)	such Capital Call may only be made and such Securities may only be issued by the Company after the remaining portion of the Original Capital Commitments have been funded by the Shareholders in full or otherwise exhausted pursuant to clause 20.2(a) of the Shareholders’ Agreement;

(ii)	such Capital Call must be made only on the Shareholders that from time to time hold a Financial Interest in the MCE Follow On Commitment; and

(iii)	despite clause 17.2(e) of the Shareholders’ Agreement, the per share issue price for such Securities shall be determined based on an aggregate equity value equal to the Specified Project Value (computed by MCE in good faith and in accordance herewith immediately prior to the issuance of such Securities), which per share issue price shall be binding upon the parties absent manifest error.

(b)	Schedule 1 of the Shareholders’ Agreement is hereby supplemented to reflect the MCE Follow On Commitment and the Financial Interests held by each Shareholder therein. As of the date hereof, such Financial Interests are held 100% by MCE Cotai and 0% by New Cotai. From and after the date hereof, references to “Financial Interests” in the Shareholders’ Agreement shall mean, as the context requires, (i) the Financial Interests held by the Shareholders from time to time in the Original Capital Commitments, and (ii) the Financial Interests held by the Shareholders from time to time in the MCE Follow On Commitment.

(c)	Clause 17.5 of the Shareholders’ Agreement is hereby amended to increase the maximum amount payable on all Capital Calls under clause 17 of the Shareholders’ Agreement by the amount of the MCE Follow On Commitment.

(d)	Concurrent herewith, MCE will execute and deliver to the Company a commitment letter in the form set out in annexure A to this Amendment.

(e)	For the avoidance of any doubt, any Securities issued pursuant to this Amendment shall be taken into account in determining the percentage of Securities held by a Shareholder for the purposes of any threshold in the Shareholders’ Agreement or the policy on Related Party Transactions.

3.	New Cotai Equity Option

(a)	At any time during the Option Period, subject to the terms set out in this clause 3, New Cotai shall have the option, exercisable in its sole discretion, to acquire from MCE Cotai a Financial Interest in the MCE Follow On Commitment in an amount up to but not exceeding 40% (New Cotai Equity Option). For the avoidance of doubt, the New Cotai Equity Option may only be exercised once.

(b)	If New Cotai wishes to exercise the New Cotai Equity Option it must serve a notice on MCE Cotai and the Company (Exercise Notice) specifying:

(i)	that it is exercising the New Cotai Equity Option;

(ii)	the Financial Interest in the MCE Follow On Commitment that it is acquiring from MCE Cotai (which, for the avoidance of doubt, may be any amount greater than zero and up to but not exceeding 40%); and

(iii)	the date and time for the closing of the New Cotai Equity Option, which date shall be no later than 30 days after the New Cotai Equity Option is exercised in accordance with clause 3(c) below and shall coincide with the execution and delivery of the commitment letters referred to in clause 3(d) below and, to the extent applicable, the Transfer of Subject Securities as set out in clause 3(e) below.

(c)	The New Cotai Equity Option shall be taken to have been exercised on the date the Exercise Notice is deemed given in accordance with clause 39 of the Shareholders’ Agreement.

(d)	At the closing of the exercise of the New Cotai Equity Option:

(i)	Schedule 1 of the Shareholders’ Agreement shall be amended to reflect the change in the Financial Interests held by the Shareholders in the MCE Follow On Commitment as a result of the closing of the New Cotai Equity Option;

(ii)	New Cotai shall procure that the Silver Point Funds and the Oaktree Funds, or other parties reasonably acceptable to MCE, execute and deliver to the Company commitment letters with a maximum aggregate commitment equal to (A) the product of (x) the Financial Interest in the MCE Follow On Commitment being acquired by New Cotai, multiplied by (y) US$350 million less (B) any amounts payable by New Cotai to MCE Cotai pursuant to clause 3(e) below. Such commitment letters shall be in substantially the same form as the MCE commitment letter referred to in clause 2(d) above and be provided on a several and not joint basis;

(iii)	the MCE commitment letter referred to in clause 2(d) above shall be amended to reduce the maximum commitment thereunder by an amount corresponding to the amount computed in clause 3(d)(ii) above; and

(iv)	unless clause 3(e) below applies, no monies or other consideration of any kind must be paid by New Cotai to MCE, MCE Cotai, the Company or any other Person on account of the exercise by New Cotai of the New Cotai Equity Option or the closing thereof.

(e)	If, at the closing of the exercise of the New Cotai Equity Option, there are Securities outstanding that were issued to MCE Cotai in respect of the MCE Follow On Commitment (Subject Securities), then at such closing:

(i)	New Cotai shall purchase and acquire from MCE Cotai, and MCE Cotai shall Transfer to New Cotai, a number of Subject Securities equal to the product of (x) the total number of Subject Securities then held by MCE Cotai, multiplied by (y) the Financial Interest in the MCE Follow On Commitment being acquired by New Cotai at the closing of the New Cotai Equity Option;

(ii)	such Subject Securities shall be Transferred to New Cotai free of any Encumbrances (except any Encumbrances in favor of any Project Lender that were granted in accordance with the Shareholders’ Agreement and which are common to all Securities);

(iii)	the purchase price for such Subject Securities shall be the same as the issue price for such Subject Securities; and

(iv)	the Company shall update the share register to reflect the Transfer of such Subject Securities from MCE Cotai to New Cotai.

If at the time of the purchase of the Subject Securities by New Cotai, those Subject Securities are not the subject of an existing Encumbrance granted by New Cotai to any Project Lender, New Cotai agrees that, if requested by any Project Lender, it will grant such Encumbrances over the Subject Securities as may be purchased by New Cotai under this clause on such terms as any Project Lender may reasonably request and as are common to all Securities.

(f)	All amounts in clause 3(e) above must be paid by New Cotai in immediately available funds by wire transfer to an account that has been notified by MCE to New Cotai at least three Business Days prior to the payment date. If required, New Cotai must also pay to MCE Cotai on demand and upon presentation of reasonable supporting documentation any documentary, sales, use, registration, transfer, stamp, recording, or similar tax (for the avoidance of doubt and without limitation, not including income, gains, profits, or any similar Taxes or any withholding or deduction with respect thereto) suffered or incurred by MCE Cotai arising solely as a result of the Transfer of any Subject Securities under this clause 3. The parties shall use commercially reasonable endeavors to effect the Transfer of Subject Securities in a manner that minimizes any such documentary, sales, use, registration, transfer, stamp, recording, or similar tax.

(g)	Any rights attaching to Subject Securities transferred under this clause 3 will be transferred with effect from the date of transfer to New Cotai.

(h)	Any provisions contained in the Shareholders’ Agreement that purport to restrict the Transfer of Securities by an MCE Shareholder shall not apply to the Transfer of Securities contemplated by clause 3(e) above.

(i)	If New Cotai fails to subscribe for any Securities required to be subscribed by it under clause 17 of the Shareholders’ Agreement on or before the date specified in the relevant Call Notice then, and without limiting any rights that MCE Cotai and MCE may have under the Shareholders’ Agreement, a portion of the New Cotai Equity Option equal to the percentage of such Securities New Cotai fails to subscribe for will be immediately cancelled and New Cotai will cease to have any rights under this clause 3 with respect to such portion of the New Cotai Equity Option so cancelled. By way of example, if New Cotai fails to subscribe for 50% of the Securities required to be subscribed by it under clause 17 of the Shareholders’ Agreement on or before the date specified in the relevant Call Notice, then 50% of the New Cotai Equity Option will be cancelled such that New Cotai will only be entitled to acquire from MCE Cotai a Financial Interest in the MCE Follow On Commitment in an amount up to but not exceeding 20%.

4.	Financing Cooperation

(a)	If New Cotai requires any information (including financial information) relating to a Group Company in connection with the New Cotai Financing, New Cotai may request MCE for that information and MCE shall use its commercially reasonable endeavors to provide such information, or procure the provision of such information by a Group Company, to such persons and subject to such conditions that are reasonable under the circumstances having regard to the information requested, the purpose of the information requested and its intended use and subject to clause 4(c) below. Such conditions may include the entry into a confidentiality agreement by the recipient on reasonable and customary terms (and in any event on terms no more onerous to them than the terms of the Confidentiality Deed).

(b)	If New Cotai requires any cooperation or assistance from Group Company personnel in connection with the New Cotai Financing, including but not limited to, making senior management reasonably available for management meetings with prospective investors or lenders in Hong Kong and cooperating with prospective investors or lenders in performing their due diligence, New Cotai may request the Group Company for that cooperation and assistance (with notice to MCE) and MCE shall use its commercially reasonable endeavors to procure such cooperation and assistance, subject to such conditions that are reasonable under the circumstances having regard to the cooperation or assistance required, the purpose of such cooperation and assistance and subject to clause 4(c) below.

(c)	Despite clauses 4(a) and 4(b) above, MCE shall not be required to provide information, cooperation or assistance, or to cause any Group Company to so provide, in connection with the New Cotai Financing, to the extent that:

(i)	to do so would violate any applicable law, order, regulation or rule, including the rules of any stock exchange on which MCE’s securities are listed at the relevant time; or

(ii)	such information, cooperation or assistance is requested during a share trading black out period of MCE or its affiliates, and the cooperation and assistance (including the provision of any information) could reasonably be expected to lead to disclosure of material price sensitive information of MCE or its affiliates, or the cooperation or assistance could reasonably be expected to lead to a request for the provision of, or a query in connection with, any material price sensitive information of MCE or its affiliates.

(d)	New Cotai shall, promptly upon request by MCE, reimburse MCE and, to the same extent (if any) as MCE reimburses the Group for similar assistance, each relevant Group Company for all reasonable and documented out-of-pocket costs and expenses incurred by MCE or the relevant Group Company in connection with any information provided for in clause 4(a) or any cooperation and assistance provided for in clause 4(b) above.

(e)	Any cooperation or assistance or information provided by MCE, or procured by MCE on behalf of any Group Company, under this clause 4 is provided on a no liability basis, and New Cotai agrees to indemnify MCE and any Group Company from any claim or loss suffered or incurred by MCE or any Group Company arising from, or in connection with:

(i)	any cooperation or assistance provided by Group Company personnel under this clause 4;

(ii)	any statements made or information provided by MCE or any Group Company to New Cotai under this clause 4 (including where any statements or information are relied upon in any document or representations made in connection with the New Cotai Financing);

(iii)	any documentation prepared in connection with the New Cotai Financing;

(iv)	any breach of this clause 4 by New Cotai;

(v)	any breach of any law, order, regulation or rule, including the rules of any stock exchange that is a direct result of a breach of this clause 4 by New Cotai; or

(vi)	any breach of any securities law by New Cotai in connection with the New Cotai Financing.

(f)	Despite clause 4(e), New Cotai will not be liable to MCE or any Group Company, nor will MCE be relieved from liability, in connection with any claim or loss arising from, or in connection with:

(i)	the fraud of MCE or any Group Company; or

(ii)	any act or omission of MCE or any Group Company that amounts to gross negligence or wilfully misleading or deceptive conduct.

(g)	The provisions of this clause 4 shall apply only to the extent of any cooperation or assistance or information that New Cotai is not already entitled to receive under the Shareholders’ Agreement.

5.	General

(a)	Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other provisions of the Shareholders’ Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Shareholders’ Agreement, the terms “this Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date hereof, unless the context otherwise requires, the Shareholders’ Agreement as amended by this Amendment.

(b)	This Amendment may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall together be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission or by electronic transmission of a .pdf or other electronic file shall be as effective as delivery of a manually signed counterpart of this Amendment.

(c)	This Amendment is governed by and is to be construed in accordance with the laws applicable in Hong Kong.

* * * * *

Executed as an agreement

SIGNED by /s/ Lawrence Yau Lung Ho for and on behalf of MCE COTAI INVESTMENTS LIMITED as its authorised representative with authority from the board in the presence of: /s/ Sylvia Sun	) ) ) ) ) ) )	/s/ Lawrence Yau Lung Ho
Name of witness: Sylvia Sun Title of witness:		Authorised Representative

SIGNED by /s/ Lawrence Yau Lung Ho for and on behalf of MELCO CROWN ENTERTAINMENT LIMITED as its authorised representative with authority from the board in the presence of: /s/ Sylvia Sun	) ) ) ) ) ) )	/s/ Lawrence Yau Lung Ho
Name of witness: Sylvia Sun Title of witness:		Authorised Representative

Signature Page of Amendment No. 1 to the Shareholders’ Agreement

SIGNED by /s/ Thomas R. Banks III for and on behalf of NEW COTAI, LLC as its authorised representative with authority from the board in the presence of: /s/ Candace D. Banks	) ) ) ) ) ) )	/s/ Thomas R. Banks III
Name of witness: Candace D. Banks Title of witness:		Authorised Representative

SIGNED by /s/ Lawrence Yau Lung Ho for and on behalf of STUDIO CITY INTERNATIONAL HOLDINGS LIMITED as its authorised representative with authority from the board in the presence of: /s/ Sylvia Sun	) ) ) ) ) ) )	/s/ Lawrence Yau Lung Ho
Name of witness: Sylvia Sun Title of witness:		Authorised Representative

Signature Page of Amendment No. 1 to the Shareholders’ Agreement